Pactiv Evergreen Inc.

1900 W. Field Court

Lake Forest, Illinois 60045

Telephone: 847-482-2000

VIA EDGAR

May 13, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sarah Sidwell

Re: Pactiv Evergreen Inc.

Registration Statement on Form S-3 (the “Registration Statement”)

File No. 333-279086

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pactiv Evergreen Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 9:30 a.m., Eastern Time, on May 15, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, may request by telephone to the staff of the Securities and Exchange Commission.

Please contact Byron B. Rooney of Davis Polk & Wardwell LLP, outside counsel to the Company, at (212) 450-4658, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Tyler Rosenbaum
Name: Tyler Rosenbaum
Title: Chief Counsel, Securities & Transactions & Assistant Corporate Secretary Pactiv Evergreen Inc.

cc:       Byron B. Rooney, Davis Polk & Wardwell LLP